Exhibit (23)(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

S&T Bancorp, Inc.:

We consent to the use of our reports dated February 26, 2009 with respect to the consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

August 14, 2009